EXHIBIT 99.1

O2Micro Announces Receipt of a Revised Preliminary Non-Binding Proposal to Acquire the Company

GEORGE TOWN, Grand Cayman, Sept. 19, 2022 (GLOBE NEWSWIRE) -- O2Micro International Limited (NASDAQ Global Select Market: OIIM) (“O2Micro” or the “Company”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced that it has received a revised preliminary non-binding proposal letter (the “Proposal Letter”), dated September 19, 2022, from FNOF Precious Honour Limited (“FNOF”), Mr. Sterling Du, the Chief Executive Officer and the Chairman of the Board, and Mr. Perry Kuo, the Chief Financial Officer and a director of the Company (collectively, the “Consortium”), to reduce the purchase price for acquiring all of the outstanding ordinary shares of the Company (including shares represented by American depositary shares (the “ADSs”), each representing 50 shares of the Company) that are not already owned by the Consortium or otherwise rolled over, to US$4.90 per ADS (or US$0.098 per ordinary share) (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

As previously announced, the Board had formed a special committee (the “Special Committee”) to evaluate the Proposed Transaction, or any alternative strategic option that the Company may pursue. The Special Committee will continue to evaluate the Proposed Transaction in light of the latest development.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal Letter, the Proposed Transaction, or any alternative strategic option that the Company may pursue. There can be no assurance that the Consortium will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and Consortium, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction, except as required under applicable law.

Exhibit A

A PDF accompanying this announcement is available at http://ml.globenewswire.com/Resource/Download/9ccf30e8-bb65-451c-9493-833cb3618e53

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. O2Micro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical or current facts, including statements about beliefs and expectations and statements relating to the Proposed Transaction, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the Company; the timing of our product introductions; changes in interest rates; changes in availability and cost of supplies, such as inflation and supply chain issues; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws, regulatory or geopolitical environment, or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and O2Micro undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com